UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 7, 2018



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

Virginia	**0-25464**	**26-2018846**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 Volvo Parkway, Chesapeake, Virginia	**23320**
(Address of principal executive offices)	(Zip Code)

(757) 321-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.02. Termination of Material Definitive Agreement.

The information set forth in Item 8.01 of this report is incorporated herein by reference.

Item 2.02. Results of Operations and Financial Condition.

Today, March 7, 2018, Dollar Tree, Inc. issued a press release reporting its fiscal 2017 fourth quarter sales and earnings results and announcing that it will hold a publicly available telephone conference call to discuss these results. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in items 2.02 and 7.01, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 7.01. Regulation FD Disclosure.

The information (including disclaimer) presented under Item 2.02 is incorporated by reference into this Item 7.01.

Item 8.01. Other Events.

On March 1, 2018, Dollar Tree, Inc. (the "Company") redeemed all $750,000,000 of its outstanding 5.250% Senior Notes due 2020 that were issued under that certain Indenture, dated as of February 23, 2015, as amended, by and among the Company, as successor by merger to Family Tree Escrow, LLC, the guarantors party thereto and U.S. Bank National Association, as trustee, at a redemption price of 101.313% of the outstanding aggregate principal amount, plus accrued and unpaid interest to the redemption date. The remaining $6.1 million of amortizable non-cash deferred financing costs at February 3, 2018 were fully expensed at the call date of March 1, 2018.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

99.1   Press Release dated March 7, 2018 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DOLLAR TREE, INC.

Date: March 7, 2018   By: /s/ Kevin S. Wampler

                                                  Kevin S. Wampler
                                                  Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated March 7, 2018 issued by Dollar Tree, Inc.

Exhibit 99.1



**DOLLAR TREE, INC. REPORTS RECORD
FOURTH QUARTER AND FISCAL 2017 RESULTS**

~ Diluted Earnings per Share Increased 221.3% to $4.37 vs. $1.36 ~
~ Adjusted Earnings per Share of $1.89 ~
~ Consolidated Sales Increased 12.9% to $6.36 Billion ~
~ Enterprise Same-Store Sales Increased 2.4% ~
~ Same-Store Sales by Segment: Dollar Tree +3.8%, Family Dollar +1.0% ~

CHESAPEAKE, Va. - March 7, 2018 - Dollar Tree, Inc. (NASDAQ: DLTR), North America's leading operator of discount variety stores, today reported financial results for its fourth quarter and fiscal year ended February 3, 2018.

"I am proud of our team's performance in the fourth quarter and our results for 2017," stated Gary Philbin, President and Chief Executive Officer. "For the quarter, we posted positive same-store sales in our Dollar Tree and Family Dollar banners, while improving gross margin and leveraging costs. For the year, we opened 603 new stores, exceeded $22 billion in sales and improved our operating margin by 80 basis points. I would like to thank each of our associates for their dedicated work and continued efforts throughout the year to deliver value, convenience and our brand standards to our customers every day."

Fourth Quarter Results

Consolidated net sales for the 14-week fourth quarter increased 12.9% to $6.36 billion from $5.64 billion in the prior year's fourth quarter. Enterprise same-store sales increased 2.4% on a constant currency basis. Adjusted to include the impact of Canadian currency fluctuations, the enterprise same-store sales increase was 2.5%. The same-store sales growth was driven by increases in average ticket and comparable transaction count. Same-store sales for the Dollar Tree banner increased 3.8% on a constant currency basis (or 3.9% when adjusted to include the impact of Canadian currency fluctuations). Same-store sales for the Family Dollar banner increased 1.0%.

Gross profit increased 16.3% to $2.10 billion compared to $1.81 billion in the prior year's fourth quarter. As a percentage of sales, gross margin increased to 33.0% compared to 32.1% in the prior year. The 90 basis point improvement was the result of lower merchandise costs, markdowns and occupancy costs as a percentage of sales, partially offset by increased freight costs.

Selling, general and administrative expenses were 21.0% of sales compared to 21.7% of sales in the prior year's fourth quarter. During the quarter, the Company received a $35.0 million settlement related to the Dollar Express impairment charge recorded in the first half of 2017. Partially offsetting the settlement was an increase in the workers' compensation reserve of $12.6 million resulting from the change to record the reserve on an undiscounted basis. Excluding the net $22.4 million benefit related to these items, selling, general and administrative expenses were 21.3% of sales. The 40 basis point improvement was driven primarily by lower depreciation costs and lower repair and maintenance costs as a percentage of sales, partially offset by higher hourly payroll, incentive compensation and advertising costs.

Operating income increased 30.5% to $765.6 million compared with $586.5 million in the same period last year and operating income margin increased to 12.0% of sales in the current quarter from 10.4% in last year's quarter. Excluding the net $22.4 million benefit described above, adjusted operating margin was 11.7%.

The Company's effective tax rate for the quarter was a benefit of 50.4% compared to an expense of 35.3% in the prior year period. The current year benefit is the result of the Tax Cuts and Jobs Act ("TCJA"). Among other changes to existing tax laws, the TCJA reduced the federal corporate tax rate from 35% to 21% effective January 1, 2018. The effective tax rate for the quarter includes a $562.0 million non-cash benefit resulting from the re-measurement of the Company's net deferred tax liabilities to reflect the lower statutory rate of 21%. The total benefit from the TCJA for the fourth quarter was $583.7 million.

The Company redeemed all $750 million of its outstanding 2020 Notes on March 1, 2018. The notes required a redemption premium of $9.8 million which was included in interest expense in the fourth quarter.

Net income compared to the prior year's fourth quarter increased $718.3 million to $1.04 billion and diluted earnings per share increased 221.3% to $4.37 compared to $1.36 in the prior year's quarter. The 53rd week in fiscal 2017 represented a benefit of approximately $0.21 per diluted share. Adjusted earnings per share for the quarter was $1.89. Please see the Reconciliation of Non-GAAP Financial Measures for the detail on adjustments.

During the quarter, the Company opened 137 stores, expanded or relocated 8 stores, and closed 46 stores. Retail selling square footage at fiscal year-end was approximately 116.6 million square feet.

Full Year Results

For the 53-week fiscal year, consolidated net sales increased 7.4% to $22.25 billion from $20.72 billion in the prior year. Enterprise same-store sales increased 1.9% on a constant currency basis and were also 1.9% when adjusted to include the impact of Canadian currency fluctuations. The same-store sales growth was driven by increases in comparable transaction count and average ticket. Same-store sales for the Dollar Tree banner increased 3.4% on a constant currency basis (or 3.5% when adjusted to include the impact of Canadian currency fluctuations). Same-store sales for the Family Dollar banner increased 0.4%.

Gross profit increased 9.8% to $7.02 billion from $6.39 billion in the prior year. As a percentage of sales, gross margin increased 80 basis points to 31.6% compared to the prior year's 30.8%.

As a percentage of sales, selling, general and administrative expenses was consistent with the prior year at 22.6%.

Net income increased 91.3% to $1.71 billion from $896.2 million in the prior year, and diluted earnings per share increased 90.7% to $7.21, compared to $3.78 in the prior year. Included in net income is a benefit of $583.7 million related to the TCJA for the year. Adjusted earnings per share for the year was $4.86. Please see the Reconciliation of Non-GAAP Financial Measures for the detail on adjustments.

Impact of the Tax Cuts and Jobs Act of 2017 (TCJA)

As noted previously, the Company benefited in the fourth quarter and fiscal 2017 with respect to the TCJA. The Company expects to continue to benefit going forward and currently estimates the benefit to be approximately $250 million for fiscal 2018. As a result of the estimated cash benefit, the Company plans to invest approximately $100 million through the following actions:

- Invest in stores with more hours, including training for associates,
- Invest in people with increased average hourly rates,
- Add Family Dollar eligible associates to the Defined Contribution Plan starting in fiscal 2017 and increase contributions in fiscal 2018, and
- Establish paid maternity leave for eligible associates.

The expected impact of these investments in the business is included in our Company Outlook.

Company Outlook

The Company estimates consolidated net sales for the first quarter of 2018 to range from $5.53 billion to $5.63 billion, based on a low single-digit increase in same-store sales for the combined enterprise. Diluted earnings per share are estimated to be in the range of $1.18 to $1.25.

For fiscal 2018, the Company estimates consolidated net sales will range from $22.70 billion to $23.12 billion. This estimate is based on a low single-digit increase in same-store sales and 3.7% square footage growth. Fiscal 2018 diluted earnings per share are expected to range from $5.25 to $5.60.

Philbin added, "I am excited about entering a new year with significant opportunities ahead for our business. We are gaining traction from the work that has been done over the past several years and, with solid execution, we are confident we can build on our momentum to grow and improve our business. At the same time, we intend to continue focusing on delivering great values and convenience to our shoppers, while improving our operating performance and returning value to our shareholders for the long-term."

Conference Call Information

On Wednesday, March 7, 2018, the Company will host a conference call to discuss its earnings results at 9:00 a.m. Eastern Time. The telephone number for the call is 888-461-2021. A recorded version of the call will be available until midnight Wednesday, March 14, 2018 and may be accessed by dialing 888-203-1112. The access code is 4229818. A webcast of the call is accessible through Dollar Tree's website and will remain online through Tuesday, March 13, 2018.

Dollar Tree, a Fortune 200 Company, operated 14,835 stores across 48 states and five Canadian provinces as of February 3, 2018. Stores operate under the brands of Dollar Tree, Family Dollar, and Dollar Tree Canada. To learn more about the Company, visit www.DollarTree.com.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: Our press release contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, or estimate. For example, our forward-looking statements include statements regarding first quarter 2018 and full-year 2018 net sales, same-store sales, diluted earnings per share, square footage growth, the impact of the Tax Cuts and Jobs Act, the benefits, results, and effects of the merger with Family Dollar, including integration plans and synergies, and future financial and operating results and shareholder value, the combined company's plans, objectives, expectations (financial and otherwise) and intentions. These statements are subject to risks and uncertainties. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10-K filed March 28, 2017, the quarterly report on Form 10-Q filed November 21, 2017, and other filings with the Securities and Exchange Commission. We are not obligated to release publicly any revisions to any forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT: Dollar Tree, Inc.
             Randy Guiler, 757-321-5284
             Vice President, Investor Relations
             www.DollarTree.com
             DLTR-E

DOLLAR TREE, INC.
Condensed Consolidated Income Statements
(In millions, except per share data)

	14 Weeks Ended February 3, 2018 (Unaudited)		13 Weeks Ended January 28, 2017 (Unaudited)		53 Weeks Ended February 3, 2018 (Unaudited)		52 Weeks Ended January 28, 2017	
Net sales	$	6,360.6	$	5,635.3	$	22,245.5	$	20,719.2
Cost of sales		4,259.6		3,828.3		15,223.6		14,324.5
Gross profit		2,101.0		1,807.0		7,021.9		6,394.7
		33.0 %		32.1%		31.6 %		30.8%
Selling, general & administrative expenses, excluding Receivable impairment		1,370.4		1,220.5		5,004.3		4,689.9
		21.5 %		21.7%		22.5 %		22.6%
Receivable impairment		(35.0)		—		18.5		—
		(0.5)%		—%		0.1 %		—%
Selling, general & administrative expenses		1,335.4		1,220.5		5,022.8		4,689.9
		21.0 %		21.7%		22.6 %		22.6%
Operating income		765.6		586.5		1,999.1		1,704.8
		12.0 %		10.4%		9.0 %		8.2%
Interest expense, net		81.6		88.8		301.8		375.5
Other (income) expense, net		(7.5)		—		(6.7)		(0.1)
Income before income taxes		691.5		497.7		1,704.0		1,329.4
		10.9 %		8.8%		7.7 %		6.4%
Income tax expense		(348.6)		175.9		(10.3)		433.2
Income tax rate		(50.4)%		35.3%		(0.6)%		32.6%
Net income	$	1,040.1	$	321.8	$	1,714.3	$	896.2
		16.4 %		5.7%		7.7 %		4.3%
Net earnings per share:								
Basic	$	4.38	$	1.36	$	7.24	$	3.80
Weighted average number of shares		237.2		236.1		236.8		235.7
Diluted	$	4.37	$	1.36	$	7.21	$	3.78
Weighted average number of shares		238.2		237.1		237.7		236.8

The 52 weeks ended January 28, 2017 information was derived from the audited consolidated financial statements as of that date.

DOLLAR TREE, INC.
Reconciliation of Non-GAAP Financial Measures
(In millions, except per share data)
(Unaudited)

From time-to-time, the Company's financial results include certain financial measures not derived in accordance with generally accepted accounting principles ("GAAP"). Non-GAAP financial measures should not be used as a substitute for GAAP financial measures, or considered in isolation, for the purposes of analyzing operating performance, financial position or cash flows. However, the Company believes providing additional information in the form of non-GAAP measures that exclude the unusual, non-recurring expenses and benefits outlined below is beneficial to the users of its financial statements in evaluating the Company's current operating results in relation to past periods. The Company has included a reconciliation of this information to the most comparable GAAP measures in the following tables.

In the first half of 2017, the Company evaluated the collectability of its divestiture-related receivable from Dollar Express, which acquired the stores that the Federal Trade Commission required the Company to divest. Based on a number of factors, the Company determined the outstanding balance of $53.5 million was not recoverable and recorded impairment charges to write down the receivable to zero. In the fourth quarter of 2017, a settlement was reached, under which Sycamore Partners and Dollar Express paid the Company $35.0 million which resulted in a partial reversal of the impairment in the fourth quarter of 2017.

In the fourth quarter of 2017, the Company reevaluated its workers' compensation insurance reserves. As a result of the effect of rebannered Family Dollar stores, among other factors, the Company determined that the Dollar Tree workers' compensation loss reserves were not as predictable as they were previously. Therefore, the Company concluded that it was no longer appropriate to discount these reserves. The increase in the Dollar Tree workers' compensation reserve resulting from the change to record the reserves on an undiscounted basis resulted in an increase in expense of $12.6 million in the fourth quarter of 2017.

On January 30, 2018, the Company provided an irrevocable notice to the holders of the 2020 Notes to call the 2020 Notes on March 1, 2018. In connection with this early redemption, the Company recorded a redemption premium of $9.8 million which was payable on the call date of March 1, 2018. The $9.8 million was included in interest expense, net, in the fourth quarter of 2017, concurrent with the notice provided on January 30, 2018.

On December 22, 2017, the Tax Cuts and Jobs Act (TCJA) was signed into law. The TCJA lowered the federal corporate tax rate from 35% to 21% and made numerous other law changes effective as of January 1, 2018. The Company's fiscal 2017 includes 34 calendar days in calendar year 2018, therefore the overall 2017 statutory tax rate for the year is 33.7%. The effective tax rate also includes a $562.0 million non-cash benefit resulting from the remeasurement of the Company's net deferred tax liabilities to reflect the lower statutory rate. The total benefit from the TCJA to the fourth quarter 2017 was $583.7 million.

Reconciliation of Adjusted Net Income and Adjusted Diluted Earnings per Share (EPS)

	14 weeks ended February 3, 2018			53 weeks ended February 3, 2018		
	Pre-Tax Adjustment	Related Tax Adjustment [1]	Net Impact	Pre-Tax Adjustment	Related Tax Adjustment [1]	Net Impact
Net income (GAAP)			$ 1,040.1			$ 1,714.3
Adjustments:						
Receivable impairment/(settlement)	$ (35.0)	$ 13.6	$ (21.4)	$ 18.5	$ (6.7)	$ 11.8
Workers' compensation reserve	12.6	(4.6)	8.0	12.6	(4.6)	8.0
2020 Notes redemption premium	9.8	(3.6)	6.2	9.8	(3.6)	6.2
TCJA benefit	—	(583.7)	(583.7)	—	(583.7)	(583.7)
Net adjustments			(590.9)			(557.7)
Adjusted Net income (Non-GAAP)			$ 449.2			$ 1,156.6
Diluted EPS (GAAP)			$ 4.37			$ 7.21
Net EPS impact of Net adjustments			(2.48)			(2.35)
Adjusted Diluted EPS (Non-GAAP)			$ 1.89			$ 4.86

[1] Calculated based on nature of item and statutory rate in effect.

DOLLAR TREE, INC.
Reconciliation of Non-GAAP Financial Measures
(In millions, except per share data)
(Unaudited)

Reconciliation of Adjusted Operating Income

	14 weeks ended February 3, 2018		53 weeks ended February 3, 2018
Operating income (GAAP)	$ 765.6		$ 1,999.1
SG&A adjustments:			
Receivable impairment/(settlement)	(35.0)		18.5
Workers' compensation reserve	12.6		12.6
Net adjustments	$ (22.4)		$ 31.1
Adjusted Operating income (Non-GAAP)	$ 743.2		$ 2,030.2

Reconciliation of Adjusted Operating Income - Dollar Tree Segment

	14 weeks ended February 3, 2018		53 weeks ended February 3, 2018
Operating income (GAAP)	$ 560.0		$ 1,481.9
SG&A adjustment:			
Workers' compensation reserve	12.6		12.6
Adjusted Operating income (Non-GAAP)	$ 572.6		$ 1,494.5

Reconciliation of Adjusted Operating Income - Family Dollar Segment

	14 weeks ended February 3, 2018		53 weeks ended February 3, 2018
Operating income (GAAP)	$ 205.6		$ 517.2
SG&A adjustment:			
Receivable impairment/(settlement)	(35.0)		18.5
Adjusted Operating income (Non-GAAP)	$ 170.6		$ 535.7

DOLLAR TREE, INC.
Segment Information
(In millions, except store count)

	14 Weeks Ended February 3, 2018 (Unaudited)		13 Weeks Ended January 28, 2017 (Unaudited)		53 Weeks Ended February 3, 2018 (Unaudited)		52 Weeks Ended January 28, 2017 (a)	
Net sales:								
Dollar Tree	$ 3,320.9		$ 2,899.9		$ 11,164.4		$ 10,138.7	
Family Dollar	3,039.7		2,735.4		11,081.1		10,580.5	
Total net sales	$ 6,360.6		$ 5,635.3		$ 22,245.5		$ 20,719.2	
Gross profit:								
Dollar Tree	$ 1,263.4	38.0%	$ 1,088.5	37.5%	$ 3,998.5	35.8%	$ 3,584.7	35.4%
Family Dollar	837.6	27.6%	718.5	26.3%	3,023.4	27.3%	2,810.0	26.6%
Total gross profit	$ 2,101.0	33.0%	$ 1,807.0	32.1%	$ 7,021.9	31.6%	$ 6,394.7	30.8%
Operating income:								
Dollar Tree	$ 560.0	16.9%	$ 476.1	16.4%	$ 1,481.9	13.3%	$ 1,305.3	12.9%
Family Dollar	205.6	6.8%	110.4	4.0%	517.2	4.7%	399.5	3.8%
Total operating income	$ 765.6	12.0%	$ 586.5	10.4%	$ 1,999.1	9.0%	$ 1,704.8	8.2%

	14 Weeks Ended February 3, 2018			13 Weeks Ended January 28, 2017			53 Weeks Ended February 3, 2018			52 Weeks Ended January 28, 2017		
	Dollar Tree	Family Dollar	Total	Dollar Tree	Family Dollar	Total	Dollar Tree	Family Dollar	Total	Dollar Tree	Family Dollar	Total
Store Count:												
Beginning	6,604	8,140	14,744	6,320	7,964	14,284	6,360	7,974	14,334	5,954	7,897	13,851
New	51	86	137	47	57	104	315	288	603	359	225	584
Rebanner (b)	—	—	—	8	(7)	1	—	—	—	91	(91)	—
Closings	(5)	(41)	(46)	(15)	(40)	(55)	(25)	(77)	(102)	(44)	(57)	(101)
Ending	6,650	8,185	14,835	6,360	7,974	14,334	6,650	8,185	14,835	6,360	7,974	14,334
Selling Square Footage (in millions)	57.3	59.3	116.6	54.7	57.7	112.4	57.3	59.3	116.6	54.7	57.7	112.4
Growth Rate (Square Footage)	4.8%	2.8%	3.7%	6.6%	1.1%	3.7%	4.8%	2.8%	3.7%	6.6%	1.1%	3.7%

(a) The 52 weeks ended January 28, 2017 information was derived from the audited consolidated financial statements as of that date.

(b) Stores are included as rebanners when they close or open, respectively.

DOLLAR TREE, INC.
Condensed Consolidated Balance Sheets
(In millions)

	February 3, 2018	January 28, 2017
	(Unaudited)	
Cash and cash equivalents	$ 1,097.8	$ 866.4
Short-term investments	—	4.0
Merchandise inventories, net	3,169.3	2,865.8
Other current assets	309.2	201.8
Total current assets	4,576.3	3,938.0
Property, plant and equipment, net	3,200.7	3,115.8
Assets available for sale	8.0	9.0
Goodwill	5,025.2	5,023.5
Favorable lease rights, net	375.3	468.6
Tradename intangible asset	3,100.0	3,100.0
Other intangible assets, net	4.8	5.1
Other assets	42.5	41.6
Total assets	$ 16,332.8	$ 15,701.6
Current portion of long-term debt	$ 915.9	$ 152.1
Accounts payable	1,174.8	1,119.6
Income taxes payable	31.5	90.0
Other current liabilities	736.9	744.2
Total current liabilities	2,859.1	2,105.9
Long-term debt, net, excluding current portion	4,762.1	6,169.7
Unfavorable lease rights, net	100.0	124.0
Deferred tax liabilities, net	985.2	1,458.9
Income taxes payable, long-term	43.8	71.2
Other liabilities	400.3	382.4
Total liabilities	9,150.5	10,312.1
Shareholders' equity	7,182.3	5,389.5
Total liabilities and shareholders' equity	$ 16,332.8	$ 15,701.6

The January 28, 2017 information was derived from the audited consolidated financial statements as of that date.

DOLLAR TREE, INC.
Condensed Consolidated Statements of Cash Flows
(In millions)

	53 Weeks Ended February 3, 2018		52 Weeks Ended January 28, 2017	
	(Unaudited)			
Cash flows from operating activities:				
Net income	$	1,714.3	$	896.2
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization		611.2		637.5
Provision for deferred taxes		(473.5)		(124.1)
Receivable impairment		18.5		—
Amortization of debt discount and debt-issuance costs		15.4		55.2
Other non-cash adjustments to net income		76.6		71.0
Changes in operating assets and liabilities		(452.3)		137.5
Total adjustments		(204.1)		777.1
Net cash provided by operating activities		1,510.2		1,673.3
Cash flows from investing activities:				
Capital expenditures		(632.2)		(564.7)
Purchase of restricted investments		—		(36.1)
Proceeds from sale of restricted and unrestricted investments		4.0		118.1
Proceeds from (payments for) fixed asset disposition		0.3		(0.9)
Net cash used in investing activities		(627.9)		(483.6)
Cash flows from financing activities:				
Principal payments for long-term debt		(659.1)		(4,036.2)
Proceeds from long-term debt, net of discount		—		2,962.5
Debt-issuance costs		—		(6.1)
Repayments of revolving credit facility		—		(140.0)
Proceeds from revolving credit facility		—		140.0
Proceeds from stock issued pursuant to stock-based compensation plans		35.0		41.5
Cash paid for taxes on exercises/vesting of stock-based compensation		(27.4)		(22.2)
Net cash used in financing activities		(651.5)		(1,060.5)
Effect of exchange rate changes on cash and cash equivalents		0.6		1.1
Net increase in cash and cash equivalents		231.4		130.3
Cash and cash equivalents at beginning of period		866.4		736.1
Cash and cash equivalents at end of period	$	1,097.8	$	866.4

The 52 weeks ended January 28, 2017 information was derived from the audited consolidated financial statements as of that date.